UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PSQ Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

693691107

(CUSIP Number)

October 24, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693691107	Schedule 13G	Page 2 of 5

(1)	NAMES OF REPORTING PERSON Stephen Seifert
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☐
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER

1,648,146 (1)
	(6)	SHARED VOTING POWER

0
	(7)	SOLE DISPOSITIVE POWER

1,648,146 (1)
	(8)	SHARED DISPOSITIVE POWER

0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,648,146 (1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.2% (2)
(12)	TYPE OF REPORTING PERSON

IN

(1)	Stephen Seifert may be deemed to beneficially own 1,648,146 shares of Class A common stock, par value $0.0001 per share (the “Common Stock”) of PSQ Holdings, Inc. (the “Issuer”), consisting of (i) 629,630 shares of Common Stock held by Be Led, LLC, which is controlled by the reporting person, (ii) 968,516 shares of Common Stock held by the Stephen R Seifert Rev Trust, of which the reporting person is the trustee, and (iii) 50,000 shares of Common Stock held in the Stephen R Seifert IRA, for which the reporting person has sole voting and dispositive power.

(2)	The percentage reported herein with respect to the reporting person’s holdings are based on information provided by the Issuer to the reporting person, that as of October 31, 2024, the Issuer had 31,436,666 shares of Common Stock issued and outstanding.

CUSIP No. 693691107	Schedule 13G	Page 3 of 5

Item 1(a). Name of Issuer:

PSQ Holdings, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

250 S. Australian Avenue, Suite 1300

West Palm Beach, Florida 33401

Item 2(a). Name of Person Filing:

Stephen Seifert (the “Reporting Person”)

Item 2(b). Address of Principal Business Office or, if None, Residence:

590 16th Ave S.

Naples, Florida 34102

Item 2(c). Citizenship:

United States

Item 2(d). Title of Class of Securities:

Class A common stock, par value $0.0001 per share (“Common Stock”)

Item 2(e). CUSIP Number:

693691107

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F);

(g)	☐	A parent holding company or control person in accordance Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______

CUSIP No. 693691107	Schedule 13G	Page 4 of 5

Item 4. Ownership:

Information with respect to the beneficial ownership of securities of the Reporting Person, is incorporated by reference to items (5) - (9) and (11) of the cover page for the Reporting Person.

As reported in the cover page to this report, the ownership information with respect to the Reporting Person is as follows:

(a)	Amount Beneficially Owned: See line 9 of page 2.

(b)	Percent of Class: See line 11 of page 2.

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See line 5 of page 2.

(ii)	Shared power to vote or to direct the vote: See line 6 of page 2.

(iii)	Sole power to dispose or to direct the disposition of: See line 7 of page 2.

(iv)	Shared power to dispose or to direct the disposition of: See line 8 of page 2.

As of the date of this filing, the Reporting Person may be deemed to beneficially own 1,648,146 shares of Common Stock (the “Shares”) of the Issuer, consisting of (i) 629,630 shares of Common Stock held by Be Led, LLC, which is controlled by the reporting person, (ii) 968,516 shares of Common Stock held by the Stephen R Seifert Rev Trust, of which the reporting person is the trustee, and (iii) 50,000 shares of Common Stock held in the Stephen R Seifert IRA, for which the reporting person has sole voting and dispositive power.

The percentage reported herein with respect to the Reporting Person’s holdings are based on information provided by the Issuer to the Reporting Person, that as of October 31, 2024, the Issuer had 31,436,666 shares of Common Stock issued and outstanding.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person, or any of its subsidiaries or affiliates, is or are the beneficial owners of the Shares for any other purpose than Section 13(d) and 13(g) of the Act, as amended.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 693691107	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date: October 31, 2024

/s/ Stephen Seifert
Name: Stephen Seifert